[Gevity letterhead]

April 6, 2009

VIA FACSIMILE AND EDGAR

Ms. Karen J. Garnett

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gevity HR, Inc.
Preliminary Schedule 14A
Filed on March 26, 2009
File No. 0-22701

Dear Ms. Garnett:

This letter sets forth the responses of Gevity HR, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the Preliminary Schedule 14A filed by the Company on March 26, 2009 (the “Proxy Statement”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 4, 2009, among TriNet Group, Inc. (“TriNet”), Gin Acquisition, Inc. (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged (the “Merger”) with and into the Company with the Company remaining as the surviving corporation.  The Staff’s comments were provided to the Company in a letter dated April 3, 2009.

In connection with responding to these comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment:                                         We note that you do not include financial information about the acquiring company, as required by Item 14(c)(1) of Schedule 14A.  Please revise to provide this disclosure, or, alternatively, tell us why you have not included this disclosure.  If you have not included this information pursuant to Instruction 2.a. to Item 14, please tell us why you believe the financing for the transaction is assured.

Response:                                        In response to the Staff’s comment, the Company respectfully submits that in accordance with the Instructions to Item 14 of Schedule 14A, the financial information required by Item 14(c)(1) of Schedule 14A about TriNet and Merger Sub is not required because such information is not material to an informed voting decision of the stockholders of the Company since the financing for the transaction is “assured” for purposes of such Instruction.

Instruction 2.a. to Item 14 of Schedule 14A states, in relevant part, that in transactions in which the consideration offered to security holders consists wholly of cash, as in the Merger, the information required by Item 14(c)(1) of Schedule 14A “need not be provided unless the information is material to an informed voting decision (e.g. the security holders of the target company are voting and financing is not assured).”

First, as described in the Proxy Statement, the closing of the Merger is not subject to a financing condition and the Merger Agreement contains a provision expressly providing that TriNet will be deemed in breach of the Merger Agreement if it fails to close the Merger as a result of failing to obtain financing.

Second, as discussed in the section entitled “TriNet Financing” beginning on page 62 of the Proxy Statement, TriNet has obtained a binding commitment letter from Comerica Bank (“Comerica”) whereby Comerica has agreed to use its best efforts to arrange debt financing in the total amount of $70 million.  TriNet also entered into a binding commitment letter with an affiliate of General Atlantic LLC (“General Atlantic”) to provide (1) subordinated debt financing in an amount up to $60 million (with such amount to be reduced on a dollar-for-dollar basis by the amount of any term loans funded under the Comerica commitment letter) and (2) equity financing in an amount up to $65 million as required to finance the Merger.  The financings contemplated by the Comerica commitment letter and the General Atlantic commitment letter are subject to certain conditions, as described in the Proxy Statement. However, the conditions set forth in the General Atlantic commitment letter are substantially similar to the conditions that must be met to close the Merger.

Accordingly, the Company respectfully submits that the financing for the transaction is “assured” for purposes of Instruction 2.a. to Item 14 of Schedule 14A.  The funds provided by Comerica and General Atlantic under their commitment letters will be sufficient to pay the merger consideration and the fees and expenses of TriNet and its affiliates related to the Merger.  Moreover, General Atlantic’s debt commitment is intended to provide TriNet with sufficient funds to complete the Merger in the event that Comerica’s financing is unavailable.  In addition, General Atlantic has represented in the General Atlantic commitment letter that it has sufficient cash on hand or capital commitments to satisfy its obligations and that it will take no action that would limit its ability or obligation to satisfy such obligations.  General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. The firm was founded in 1980 and has approximately $12 billion in capital under management.

Therefore, for the reasons described above, the Company respectfully submits that the information required by Item 14(c)(1) of Schedule 14A is not required to be disclosed in the Proxy Statement pursuant to the text of Instruction 2.a. to Item 14 of Schedule 14A.

Please contact the undersigned at (941) 741-4616 with any questions concerning this letter.

Sincerely,

/s/ Edwin E. Hightower, Jr.

Edwin E. Hightower, Jr.

cc: John D. Capers, Jr., King & Spalding LLP
Michael J. Lavington, Gevity HR, Inc.